BUFFALO FORKLIFT HOLDINGS, LLC
4624 Goodrich Road
Clarence, NY 14031

March 25, 2015

Ms. Amanda Ravitz, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

> **Re:** **Buffalo Forklift Holdings, LLC**
> **Regulation A Offering Statement on Form 1-A**
> **Filed on March 19, 2015**
> **File No. 024-10435**

Dear Ms. Ravitz:

Buffalo Forklift Holdings, LLC (the "Company") requests that its Offering Statement be qualified pursuant to Regulation A under Section 3(b) of the Securities Act of 1933 as of Friday, Mach 27, 2015.

The Company confirms its understanding that:

(i)   the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)   staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Thank you.

Very truly yours,

BUFFALO FORKLIFT HOLDINGS, LLC

Arcangelo Capozzolo, President